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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 14D-9


                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934


                         CORNERSTONE NATURAL GAS, INC.
                           (Name of Subject Company)


                         CORNERSTONE NATURAL GAS, INC.
                     (Name of Persons(s) Filing Statement)


                         COMMON STOCK, $0.10 PAR VALUE
                         (Title of Class of Securities)


                                  21922 D 10 2
                                 (CUSIP Number)


                         CORNERSTONE NATURAL GAS, INC.
                         8080 NORTH CENTRAL EXPRESSWAY
                                   SUITE 1200
                              DALLAS, TEXAS 75206
                   ATTN: RAY C. DAVIS, CHAIRMAN OF THE BOARD
                          AND CHIEF EXECUTIVE OFFICER
                                 (214) 691-5536

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Cornerstone Natural Gas, Inc., a Delaware corporation (the "Company"), and the address of the Company is 8080 North Central Expressway, Suite 1200, Dallas, Texas 75206. The title of the class of equity securities to which this statement relates is the Common Stock, $0.10 par value per share (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

     This Statement relates to a tender offer from The El Paso Company, a Delaware corporation (the "Offeror"), and an indirect wholly owned subsidiary of El Paso Natural Gas Company, a Delaware corporation (the "Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated April 26, 1996 (the "Schedule 14D-1") to purchase all the outstanding Shares, at a price of $6.00 per Share, net to the seller in cash without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 26, 1996 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer" and are contained within the Schedule 14D-1).

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 20, 1996 (the "Merger Agreement"), among the Parent, the Offeror and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the expiration of the Offer and fulfillment or waiver of all remaining conditions, the Offeror will be merged with and into the Company (the "Merger") and the Company will continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement has been filed herewith as Exhibit 1 and is incorporated herein by referenced.

     Based on information in the Schedule 14D-1, the principal executive offices of the Offeror and the Parent are located at One Paul Kayser Center, 100 North Stanton Street, El Paso, Texas.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Each material contract, agreement, arrangement and understanding and actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Offeror, its executive officers, directors or affiliates, is described below or incorporated herein by reference as provided below.

     The Company believes that the following described related transactions are in the ordinary course of its business and are competitive and comparable to those with unrelated persons and has taken measures to ensure they were conducted on an arm's length basis.

     The Company is a party to a consulting agreement with Cardinal Resources, Inc. ("Cardinal"), owned by Mr. James W. Bryant, a Director of the Company, which the Company pays $250,000 a year for providing engineering and project management services through November 2, 1997. The Company entered into the consulting agreement as part of the Company's restructing in 1993. The consulting agreement was assigned to Cardinal in 1994 from Mr. Bryant and Mr. Bryant personally guarantees the performance thereof. The original consulting agreement has been amended and modified to include one additional consultant which increased the amount to the current fee. In April of 1995, the Company's Board of Directors agreed to modify the consulting agreement to eliminate Cardinal's and Mr. Bryant's obligation to bring business opportunities and projects to the Company.

     The Company through its subsidiary Cornerstone Pipeline Company ("CPC") is a party to the Cornerstone/Merit Joint Venture, a joint venture with Mr. Ted Collins, Jr., a Director of the Company. The joint venture was formed in 1993 to develop certain targeted natural gas projects. Under the joint venture agreement, each party bears a portion of the development costs and has a right of first refusal on such projects.

     CPC purchased all of the stock of Energy Transfer Corporation ("ETC") effective April 2, 1995, and all of the limited partnership interests of two limited partnerships, Energy Transfer I, LTD. ("ETI"), effective as

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of April 2, 1995, and Energy Transfer II, LTD. ("ETII"), effective July 1, 1995.
ETC is the general partner of both ETI and ETII. The only asset of ETI and ETII is the Oletha pipeline gas gathering system. The Company had previously provided marketing and management services to ETC since 1994 for $5,000 a month. Mr.
Kelcy L. Warren, the Company's President, Chief Operating Officer and Director, received $57,600 as the sole owner of the stock of ETC and $1,411,200, as a 50% owner of the limited partnership interest of ETI and $262,000 as the owner of 50% limited partnership interest of ETII. Mr. Ray C. Davis, Chief Executive Office and Chairman of the Board and Mr. Ben H. Cook, a Director of the Company, each received $705,000 from the sale of limited partnership interests in ETI.
Mr. Davis, in addition, received $129,000 from the sale of a limited partnership interest in ETII. Mr. Warren was a director of the Company, but neither Mr. Cook nor Mr. Davis were officers or directors of the Company when ETI was formed to acquire, own and operate the Oletha system. Mr. Warren and Mr. Davis formed ETII in 1994 with a total investment of approximately $200,000. The Board of the Company formed a Special Committee to negotiate and determine the value of the acquisition.

     Under the terms of the initial acquisition of the Oletha gathering system, the original owners of such system have a right to repurchase such system if among other things Kelcy Warren ceases to be the active president of ETC. In the Non-Competition Agreement described below, Mr. Warren has agreed to continue to serve as active president of ETC.

     Employment Agreements. Effective as of January 1, 1996, the Company entered into employment agreements (the "Employment Agreements") with certain executives (the "Executives"). The Employment Agreements are with Robert L. Cavnar, Jim S. Holotik, William P. Williams, Richard W. Piacenti, and Kelly J. Jameson. Each of the Employment Agreements (other than Mr. Jameson's Employment Agreement) are for a two year term and renew annually on the anniversary date of such Employment Agreement unless the Company gives the Executive ninety (90) days written notice of the Company's intent to terminate such agreement. Mr. Jameson's Employment Agreement has an initial one year term and is cancellable upon twelve months written notice by the Company. Each Employment Agreement provides that the Executive can terminate such Employment Agreement during a thirty (30) day period following a "change of control" as defined in the Employment Agreement. If the Executive terminates his Employment Agreement following a change of control, then (i) the Executive shall continue to be covered by the Company's group health and dental plans for a period of eighteen months following such termination and (ii) the Executive (other than Mr. Jameson) shall receive a severance benefit equal to two times the amount of his highest annual base salary during the term of the Agreement; provided however, that such benefits shall be limited to an amount that is $1 less than the amount that would trigger such payments from being considered to be a "parachute payment" under Section 280G of the Internal Revenue Code of 1986, as amended. Mr. Jameson will be entitled to receive a severance benefit equal to one times his highest annual base salary under his Employment Agreement. Copies of such Employment Agreements have been filed as exhibits to this Schedule 14D-9.

     The term "change of control" is defined in the Employment Agreements as (i) a merger or consolidation transaction in which the holders of an aggregate of more than 50% of the issued and outstanding shares of voting capital stock of the Company immediately prior to giving effect of the merger or consolidation do not hold at least 50% of the issued and outstanding voting stock of the surviving corporation, (ii) at any time more than 50% of the voting capital stock of the Company shall not be beneficially owned by the persons that beneficially own such voting capital stock on the execution date of the Employment Agreement or (iii) the Company sells all or substantially all of its assets to a person other than an affiliate of the Company. The transactions contemplated by the Merger Agreement will result in a change of control.

   Transaction with the Parent

     The following is a summary of the material terms of the Merger Agreement, the Option Agreement and the Noncompetition Agreements, copies of which are filed as exhibits to this Schedule 14D-9. Such summary is not a complete description of these agreements and is qualified in its entirety by reference to the complete text of the Merger Agreement, the Option Agreement and the Noncompetition Agreements.

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  The Merger Agreement

     The Offer. The Offeror commenced the Offer in accordance with the terms of the Merger Agreement. Subject to the terms and conditions of the Merger Agreement, the Parent, the Offeror and the Company are required to use all reasonable efforts to take all action as may be necessary, proper or appropriate in order to promptly consummate and make effective the transactions contemplated by the Merger Agreement.

     Company Actions. Pursuant to the Merger Agreement, the Company has agreed that on the date of the commencement of the Offer it will file with the Securities and Exchange Commission (the "Commission") and mail to its stockholders a Solicitation/Recommendation Statement on Schedule 14D-9 containing the recommendation of the Board of Directors of the Company that the Company's stockholders accept the Offer and approve the Merger and the Merger Agreement.

     The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), the Offeror shall be merged with and into the Company at the Effective Time (as defined in the Merger Agreement). Following the Merger, the separate corporate existence of the Offeror shall cease and the Company shall continue as the Surviving Corporation and shall succeed to and assume all the rights and obligations of the Offeror in accordance with the DGCL. The Certificate of Incorporation and Bylaws of the Surviving Corporation shall be identical to the Certificate of Incorporation and Bylaws of the Offeror, except that the name of the Surviving Corporation shall be "Cornerstone Natural Gas, Inc." and except as described under "Indemnification and Insurance" below. The directors of the Offeror immediately prior to the Effective Time shall be the directors of the Surviving Corporation as of the Effective Time and the officers of the Company immediately prior to the Effective Time (other than those who have elected not to continue their employment) shall be the officers of the Surviving Corporation as of the Effective Time.

     Conversion of Securities. At the Effective Time, each Share issued and outstanding immediately prior thereto shall be canceled and extinguished and each Share (other than Shares held by the Company as treasury stock, Shares owned by any subsidiary of the Company, Shares owned by the Offeror or any subsidiary thereof and Dissenting Shares, as defined below) shall, by virtue of the Merger and without any action on the part of the Parent, the Offeror, the Company or the holders of the Shares, be converted into and represent the right to receive the Offer Price. Each share of the common stock of the Offeror issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, by virtue of the Merger and without any action on the part of the Offeror, the Company or the holders of Shares, be converted into and shall thereafter evidence one validly issued and outstanding share of common stock of the Surviving Corporation.

     Dissenting Shares. If required by the DGCL, Shares which are held by holders who have properly exercised appraisal rights with respect thereto in accordance with Section 262 of the DGCL (the "Dissenting Shares") will not be exchangeable for the right to receive the Offer Price, and holders of such Shares will be entitled to receive payment of the appraised value of such Shares unless such holders fail to perfect or withdraw or lose their right to appraisal and payment under the DGCL.

     Merger Without a Meeting of Stockholders. In the event that the Offeror shall acquire at least 90 percent of the outstanding Shares, the parties agree to take all necessary and appropriate actions to cause the Merger to become effective without a meeting of stockholders of the Company, in accordance with
Section 253 of the DGCL.

     Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to the Offeror, including, but not limited to, representations and warranties relating to the Company's organization and qualification, capitalization, its authority to enter into the Merger Agreement and carry out the related transactions, filings made by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act") or the Securities Exchange Act of 1934, as amended (the "Exchange Act") (including financial statements included in the documents filed by the Company under these acts), required consents and approvals, compliance with applicable laws, effectiveness of material contracts, employee benefit plans, litigation, material liabilities of the Company and its

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subsidiaries, the payment of taxes, the absence of certain material adverse changes or events and environmental matters.

     The Offeror and the Parent have also made customary representations and warranties to the Company, including, but not limited to, representations and warranties relating to the Offeror's and the Parent's organization and qualification, authority to enter into the Merger Agreement, required consents and approvals, and the availability of sufficient funds to consummate the Offer.

     Covenants Relating to the Conduct of Business. The Company has covenanted that prior to the Effective Time, except as specifically disclosed to the Parent or as contemplated by any other provision of the Merger Agreement, unless the Parent has consented in writing thereto, the Company:

          (a) shall, and shall cause each of its subsidiaries to, conduct its operations according to its usual, regular and ordinary course in substantially the same manner as conducted prior to the date of the Merger Agreement;

          (b) shall use its reasonable efforts, and shall cause each of its respective subsidiaries to use its reasonable efforts, to preserve intact its business organization and goodwill, keep available the services of its officers and employees and maintain satisfactory relationships with those persons having business relationships with it;

          (c) shall confer on a regular basis with one or more representatives of the Parent to report operational matters of materiality and any proposals to engage in material transactions;

          (d) shall not amend its organizational documents;

          (e) shall promptly notify the Parent of (i) any material emergency or other material change in the condition (financial or otherwise) of the Company's or any subsidiary's business, properties, assets, liabilities, prospects or the normal course of its business or in the operation of its properties, (ii) any material litigation or material governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or (iii) the breach in any material respect of any representation or warranty or covenant contained in the Merger Agreement;

          (f) shall promptly deliver to the Parent true and correct copies of any report, statement or schedule filed by the Company with the SEC subsequent to the date of the Merger Agreement;

          (g) shall not (i) issue any shares of its capital stock, effect any stock split or otherwise change its capitalization as it existed on the date of the Merger Agreement, (ii) grant, confer or award any option, warrant, conversion right or other right not existing on the date of the Merger Agreement to acquire any shares of its capital stock from the Company, (iii) increase any compensation or enter into or amend any employment, severance, termination or similar agreement with any of its present or future officers or directors, except for normal increases in compensation to employees consistent with past practice and the payment of cash bonuses to employees pursuant to and consistent with existing plans or programs, or (iv) adopt any new employee benefit plan (including any stock option, stock benefit or stock purchase plan) or amend any existing employee benefit plan in any material respect, except for changes which are less favorable to participants in such plans or as may be required by applicable law;

          (h) shall not (i) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock; (ii) directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or capital stock of any of its subsidiaries, or make any commitment for any such action or (iii) split, combine or reclassify any of its capital stock;

          (i) shall not, and shall not permit any of its subsidiaries to sell, lease or otherwise dispose of any of its assets (including capital stock of subsidiaries) which are material, individually or in the aggregate, except in the ordinary course of business;

          (j) shall not (i) incur or assume any long-term or short-term debt or issue any debt securities except for borrowings under existing lines of credit (or any amendments thereto) in the ordinary course of business; (ii) except for obligations of wholly owned subsidiaries of the Company, assume, guaranty,

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     endorse or otherwise become liable or responsible (whether directly, indirectly, contingently or otherwise) for the obligations of any other person except in the ordinary course of business consistent with past practices in an amount not material to the Company and its subsidiaries, taken as a whole; (iii) other than wholly owned subsidiaries of the Company, make any loans, advances or capital contributions to, or investments in, any other person; (iv) modify in any material manner adverse to the Company or any of its subsidiaries any outstanding indebtedness or obligation of the Company or any of its subsidiaries; (v) pledge or otherwise encumber shares of capital stock of the Company or its subsidiaries; or (vi) mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any material mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset;

          (k) shall not acquire, sell, lease or dispose of any assets outside the ordinary course of business or any assets which in the aggregate are material to the Company and its subsidiaries taken as a whole, or enter into any commitment or transaction outside the ordinary course of business consistent with past practices which would be material to the Company and its subsidiaries taken as a whole;

          (l) shall not change any of the accounting principles or practices used by the Company;

          (m) shall not (i) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any equity interest therein; (ii) enter into any contract or agreement other than in the ordinary course of business consistent with past practice which would be material to the Company and its subsidiaries taken as a whole; (iii) authorize any new capital expenditure or expenditures which, individually, is in excess of $50,000 or, in the aggregate, are in excess of $150,000; or (iv) enter into or amend any contract, agreement, commitment or arrangement providing for the taking of any action which would be prohibited under this clause;

          (n) shall not make any tax election or settle or compromise any income tax liability material to the Company and its subsidiaries taken as a whole;

          (o) shall not pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected, reserved against or disclosed in the consolidated financial statements (or the notes thereto) of the Company and its subsidiaries or incurred in the ordinary course of business consistent with past practice;

          (p) shall not settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated by the Merger Agreement; or

          (q) shall not take, or agree in writing or otherwise to take, any of the actions described in clauses (a) through (p) above or any action that would make any of the representations and warranties of the Company contained in the Merger Agreement untrue or incorrect as of the date when made.

     No Solicitation. The Company has agreed in the Merger Agreement that, neither the Company nor any subsidiary of the Company shall, directly or indirectly, through any officer, director, employee, agent or otherwise, initiate, solicit or knowingly encourage any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any "Proposal" (as defined below), or enter into discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain a Proposal, or agree to or endorse any Proposal, and the Company shall notify the Parent orally (within three business days) of the fact that the Company has received a Proposal and the identity of the person making such Proposal, but the Company shall not be required to disclose to the Parent or the Offeror the terms of any Proposal which it or any such officer, director, employee, agent or other representative may receive or provide to the Parent or the Offeror a copy of any such Proposal; and provided, however, that nothing contained in this provision of the Merger Agreement shall prohibit the Company from: (i) referring a third party to such provision; (ii) furnishing information to, or entering into discussions or negotiations with, any person or entity that makes an unsolicited Proposal, if (A) the Board of Directors of the Company after consultation with its counsel and

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financial advisor, determines consistent with its fiduciary duties that such action should be pursued because it is reasonably likely to result in the Company or its stockholders receiving a "Superior Proposal" (as defined below) which is reasonably likely to be consummated and (B) prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity, the Company (x) provides reasonable notice to the Parent to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity and (y) receives from such person or entity an executed confidentiality agreement in reasonably customary form; (iii) complying with Rules 14e-2 and 14d-9 promulgated under the Exchange Act with regard to a tender or exchange offer; (iv) failing to make or withdrawing or modifying its recommendation if there exists a Proposal and the Board of Directors of the Corporation, after consultation with its counsel and financial advisor, determines consistent with its fiduciary duties that such Proposal is a Superior Proposal; (v) making such disclosures as are required by applicable law; and (vi) after termination pursuant to the Merger Agreement, entering into an agreement with respect to a Superior Proposal.

     For purposes of this provision: "Proposal" shall mean any proposal, offer or expression of interest by any person involving with respect to the Company or any of its subsidiaries any of the following: (i) any merger, consolidation, share exchange, business combination, or other similar transaction (other than any transaction contemplated by the Merger Agreement); (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 15% or more of the assets of such party and its subsidiaries, taken as a whole, in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 50% or more of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act in connection therewith (other than the Offer); or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing; provided, however, that the transactions contemplated by the Option Agreement and the transactions contemplated by the Merger Agreement shall not constitute a Proposal; and "Superior Proposal" shall mean a bona fide Proposal from an unaffiliated third party that is more favorable to the Company and its stockholders than the transactions contemplated by the Merger Agreement and is reasonably likely to be consummated.

     Stock Options. Pursuant to the Merger Agreement, except as described in the following sentence, immediately prior to the Effective Time, all Stock Options then outstanding under the Company's 1993 Long Term Incentive Compensation Plan or any other incentive compensation or stock option plan of the Company (the "Option Plans") and all Warrants, whether or not then exercisable, shall be canceled and each holder of a Stock Option or Warrant will be entitled to receive from the Company, for each share of Common Stock subject to a Stock Option or Warrant, an amount in cash equal to the excess, if any, of the Offer Price over the per share exercise price of such Stock Option or Warrant; the Company will use its reasonable best efforts to obtain any necessary consents from holders of Stock Options or Warrants to the cancellation and payment provided for in this provision. At the Effective Time, the Company's obligations with respect to an aggregate of 227,500 Stock Options held by Ray C. Davis, Kelcy L. Warren, Robert L. Cavnar, Jim S. Holotik and Richard W. Piacenti shall be assumed by the Parent. The Stock Options assumed by the Parent shall continue to have, and be subject to, the same terms and conditions set forth in the Option Plans and agreements pursuant to which such Stock Options were issued as in effect immediately prior to the Effective Time, except that (a) such Stock Options shall be exercisable for that number of whole shares of common stock, $.10 par value, of Parent ("Parent Shares"), equal to the product of the number of Shares covered by the Stock Option immediately prior to the Effective Time multiplied by the quotient (the "Exchange Ratio") determined by dividing the Offer Price by the average closing price of Parent Shares for the ten trading days preceding the Effective Time, rounded up to the nearest whole number of Parent Shares, (b) the per share exercise price for the Parent Shares issuable upon the exercise of such assumed Stock Option shall be equal to the quotient determined by dividing the exercise price per Share specified for such Stock Option under the applicable Option Plan immediately prior to the Effective Time by the Exchange Ratio, rounding the resulting exercise price down to the nearest whole cent and (c) all of such Stock Options shall be deemed vested automatically. The date of grant for each such option shall be the date on which the Stock Option was originally granted. From and after the date of the Merger Agreement, no additional Options shall be granted by the Company or its subsidiaries under the Option Plans or otherwise.

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     Indemnification and Insurance. From and after the Effective Time, the
Parent agrees to cause the Surviving Corporation to keep in effect provisions in its Certificate of Incorporation and Bylaws providing for exculpation of director and officer liability and indemnification of the indemnified parties under the Company's Restated Certificate of Incorporation and Bylaws (the "Indemnified Parties") to the fullest extent permitted under the DGCL, which provisions shall not be amended except as required by applicable law or except to make changes permitted by law that would enlarge the Indemnified Parties' right of indemnification. In addition, for a period of three years after the Effective Time, the Parent shall cause to be maintained officers' and directors' liability insurance covering the parties who are currently covered, in their capacities as officers and directors, by the Company's existing officers' and directors' liability insurance policies on terms substantially no less advantageous to such parties than such existing insurance; provided, however, that the Parent shall not be required, in order to maintain or procure such coverage, to pay premiums in excess of $350,000 in the aggregate over such three year period (the "Cap"); and provided, further, that if equivalent coverage cannot be obtained, or can be obtained only by paying an amount in excess of the Cap, the Parent shall only be required to obtain such coverage for such three-year period as can be obtained by paying aggregate premiums equal to the Cap.

     Employee Benefits. From and after the Effective Time, subject to applicable law, the Parent and its Subsidiaries will honor in accordance with their terms, all employee benefit plans and arrangements of the Company; provided, however, that nothing in the Merger Agreement shall preclude any change effected on a prospective basis. The Surviving Corporation shall employ at the Effective Time all employees of the Company and its subsidiaries who are employed on the closing date on terms consistent with the Company's current employment practices and at comparable levels of compensation and positions. Subject to the obligations of the Surviving Corporation under existing employment agreements, such employment shall be at will and the Parent and the Surviving Corporation shall be under no obligation to continue to employ any individuals. For purposes of eligibility to participate in and vesting in various benefits (but not for determination of benefits) provided to employees, employees of the Company and its subsidiaries will be credited with their years of service with the Company and its subsidiaries.

     Board Representation. The Merger Agreement provides that, promptly upon the purchase of Shares pursuant to the Offer, the Offeror shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as will give the Offeror, subject to compliance with Section 14(f) of the Exchange Act and the rules and regulations promulgated thereunder, representation on the Board of Directors equal to the product of (a) the total number of directors on the Board of Directors and (b) the percentage that the number of Shares purchased by the Offeror in the Offer bears to the number of Shares outstanding, and the Company shall, upon request by the Offeror, promptly increase the size of the Board of Directors and/or exercise its reasonable best efforts to secure the resignations of such number of directors as is necessary to enable the Offeror's designees to be elected to the Board of Directors and shall cause the Offeror's designees to be so elected. The Company shall take, at its expense, all action required pursuant to Section 14(f) and Rule 14f-1 in order to fulfill its obligations under this provision and shall include in the Schedule 14D-9 or otherwise timely mail to its stockholders such information with respect to the Company and its officers and directors as is required by Section 14(f) and Rule 14f-1 in order to fulfill its obligations under this provision. The Parent will supply to the Company in writing and be solely responsible for any information with respect to itself and its or the Offeror's nominees, officers, directors and affiliates required by
Section 14(f) and Rule 14f-1. In the event that the Offeror's designees are elected to the Board of Directors of the Company, until the Effective Time, the Board of Directors of the Company shall have at least one director who is a director on the date of the Merger Agreement (the "Company Director"). In such event, if the Company Director is unable to serve for any reason whatsoever, the other directors shall designate a person to fill such vacancy who shall not be a designee, stockholder or affiliate of the Parent or the Offeror and such person shall be deemed to be a Company Director for purposes of the Merger Agreement. Notwithstanding anything in the Merger Agreement to the contrary, in the event that the Offeror's designees are elected to the Board of Directors of the Company, after the acceptance for payment of Shares pursuant to the Offer and prior to the Effective Time, the affirmative vote of the Company Director shall be required to (a) amend or terminate the Merger Agreement by the Company, (b) exercise or waive any of the Company's rights, benefits or remedies under the Merger Agreement, (c) extend the time for performance of the Parent's and the Offeror's respective obligations under the Merger Agreement or (d) take any other action by the Board of Directors of the Company under or in connection with the Merger Agreement.

     Conditions Precedent. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions: (a) the Offeror shall have purchased pursuant to the Offer a number of Shares which satisfies the Minimum Condition; (b) the waiting period applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), shall have expired or been terminated; (c) none of the Parent, the Offeror or the Company shall be subject to any order or injunction of a court of competent jurisdiction which prohibits the consummation of the transactions contemplated by this Agreement; and (d) the Merger Agreement and the Merger shall have been approved by the stockholders of the Company in accordance with the DGCL and the Company's Restated Certificate of Incorporation and Bylaws.

  Termination.

     Termination by Mutual Consent. The Merger Agreement provides that it may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding the approval of the stockholders entitled to vote thereon, by the mutual consent of the Parent and the Company.

     Termination by the Parent or the Company. The Merger Agreement may also be terminated and the Merger may be abandoned by action of the Board of Directors of either the Parent or the Company, notwithstanding the approval of the stockholders entitled to vote thereon, if (a) the Offer shall have expired or been terminated in accordance with its terms as the result of the failure of any of the conditions set forth in Section 15 of the Offer to Purchase without the Offeror having purchased any Shares pursuant to the Offer; provided, however, that the right to terminate the Merger Agreement pursuant to this provision shall not be available to any party whose failure to fulfill any of its obligations under the Merger Agreement results in the failure of any such condition, (b) the Merger shall not have been consummated by October 20, 1996 (the "Outside Closing Date"), (c) the approval of the Company's stockholders required by the Merger Agreement shall not have been obtained at a meeting duly convened therefor or at any adjournment thereof; provided, however, that the right to terminate the Merger Agreement pursuant to this provision shall not be available to the Parent if the Parent or the Offeror breaches its obligation to vote its Shares in favor of the Merger, (d) a United States federal or state court of competent jurisdiction or United States federal or state governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree or ruling prevents the Merger from being consummated on or before the Outside Closing Date; provided, that the party seeking to terminate the Merger Agreement pursuant to this clause (d) shall have used all reasonable efforts to remove such injunction, order or decree; and provided, in the case of a termination pursuant to clause (b) above, that the terminating party shall not have breached in any material respect its obligations under the Merger Agreement in any manner that shall have proximately contributed to the failure to consummate the Merger by the Outside Closing Date or (e) the Board of Directors of the Company shall have recommended to the stockholders of the Company a Proposal which, after consultation with counsel and its investment advisor, the Board of Directors had determined to be a Superior Proposal.

     Termination by the Company. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding the approval by the stockholders of the Company entitled to vote thereon, by action of the Board of Directors of the Company (a) if the Offer shall not have been timely commenced, (b) if the Offer shall have expired or have been terminated without any Shares being purchased thereunder or if no Shares shall have been purchased thereunder within 120 days following the date of the Merger Agreement unless failure to so purchase Shares has been caused by or results from a breach by the Company of the Merger Agreement, (c) there has been a breach by the Parent or the Offeror of any representation or warranty contained in the Merger Agreement which would have or would be reasonably likely to have a material adverse effect on the ability of the Parent and the Offeror to consummate the transactions contemplated by the Merger Agreement and (d) there has been a material breach of any of the covenants or agreements set forth in the Merger Agreement on the part of the Parent or the Offeror, which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by the Company to the Parent or the Outside Closing Date, whichever is the earlier.

     Termination by the Parent. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding the approval of the stockholders entitled to vote thereon, by action of the Board of Directors of the Parent, if (a) there has been a breach by the Company of any representation or warranty contained in the Merger Agreement which would have or would be reasonably likely to have a material adverse effect on the financial condition, assets, liabilities, operations or results of operations of the Company and its subsidiaries taken as a whole (a "Company Material Adverse Effect"), (b) there has been a material breach of any of the covenants or agreements set forth in the Merger Agreement on the part of the Company, which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by Parent to the Company or the Outside Closing Date, whichever is the earlier, (c) the Board of Directors of the Company withdraws, modifies or changes its recommendation of the Merger Agreement, the Offer or the Merger in a manner adverse to Parent or Merger Sub, (d) a tender offer or exchange offer (other than the Offer) for 50% or more of the outstanding Shares is commenced, and the Board of Directors of the Company recommends that stockholders tender their Shares into such tender or exchange offer, (e) any person (other than the Parent or the Offeror) shall have acquired beneficial ownership or the right to acquire beneficial ownership of, or any "group" (as such terms defined under section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder), shall have been formed which beneficially owns, or has the right to acquire beneficial ownership of, more than 50% of the Shares on a fully diluted basis or (f) the Board of Directors or the Transfer Review Committee or the Transfer Review Officer shall authorize a Transfer by or to a 5% Holder (as such terms are defined in the Company's Restated Certificate of Incorporation) of Shares or the provisions of Article Eleventh of the Company's Restated Certificate of Incorporation shall otherwise be waived or deemed inapplicable to any acquisition of beneficial ownership of more than 5% of the Shares (other than by the Parent or the Offeror).

     Effect of Termination and Abandonment. In the event that the Merger Agreement is terminated by either party pursuant to clause (a) of "Termination by the Parent or the Company" by reason of the failure of any of the conditions set forth in paragraph (e) or (f) of Section 15 of the Offer to Purchase, by either party pursuant to clause (e) of "Termination by the Parent or the Company" or by the Parent and the Offeror pursuant to clause (c), (d) or (f) of "Termination by the Parent" and, in any such case, any person shall have made a Superior Proposal or the Company shall enter into an agreement in principle or definitive agreement with respect to a Superior Proposal within 9 months following such termination, then the Company shall simultaneously with such termination or the execution of such agreement, as the case may be, pay the Parent a fee of $2,500,000 and shall reimburse the Parent for all reasonable out-of-pocket expenses incurred in connection with the transactions contemplated by the Merger Agreement up to a maximum of $1,000,000, which amount shall be payable by wire transfer of same day funds. Whether or not the Merger is consummated, except as set forth above, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such costs and expenses.

  The Option Agreement

     The Option Agreement. Certain Holders of Shares, Stock Options and Warrants of the Company, including each of the investors in the Endevco Investors Joint Venture, which holds an aggregate of 2,576,659 Shares, Ray C. Davis, the Chairman and Chief Executive Officer of the Company, Kelcy L. Warren, the President and Chief Operating Officer of the Company, and Richard D. Brannon, James W. Bryant, Ted Collins, Jr., Ben H. Cook and Scott G. Heape, each of whom is a director of the Company, have entered into the Option Agreement with the Parent and the Offeror, covering an aggregate of 5,446,514 Shares, an aggregate of 204,500 Shares issuable upon exercise of Stock Options and Warrants with respect to an aggregate of 2,564,103 Shares, representing in the aggregate 8,215,117 Shares or approximately 50.3% of the outstanding Shares on a fully diluted basis.

     Tender of the Shares; the Option. Pursuant to the Option Agreement, the Holders have agreed to tender to the Offeror pursuant to the Offer all Shares held by them and not to withdraw any Shares tendered into the

Offer. The Holders have also granted to the Offeror an irrevocable option (the "Option") to purchase (i) the Shares (including Shares issuable upon exercise of Stock Options) subject to the Option Agreement at a purchase price equal to the Offer Price and (ii) the Warrants subject to the Option Agreement at a purchase price equal to the excess of the Offer Price over the exercise price of such Warrants. The Offeror may exercise the Option at any time after the later of (a) December 2, 1996, (b) the date on which all waiting periods under the HSR Act, applicable to the exercise of the Option have expired or been terminated and (c) the date of expiration or termination of the Offer, but only if (i) the Merger Agreement shall have been terminated and (ii) either (A) the stockholders of the Company shall have failed to approve the Merger, (B) the stockholders' meeting of the Company shall not have occurred (other than by reason of a breach by the Parent or the Offeror of its obligations under the Merger Agreement), or (C) the termination fee contemplated by the Merger Agreement shall have become due and payable or the Merger Agreement shall have been terminated pursuant to clause
(e) of "Termination by the Parent or the Company" set forth above or clause (c),
(d), (e) or (f) of "Termination by the Parent" set forth above; provided that,
(x) notwithstanding the foregoing, the Offeror may exercise the Option at any time after the later of the periods prescribed in clauses (ii) and (iii), if the Merger Agreement shall have been terminated pursuant to clause (e) of "Termination by the Parent or the Company" set forth above or clause (c), (d),
(e) or (f) of "Termination by the Parent" set forth above and (y) the Purchaser shall exercise the Option if the Offer has been consummated in accordance with its terms. The Option shall expire on the earliest of (a) the Effective Time or
(b) twelve months after the termination of the Merger Agreement (but in any event not later than June 30, 1997).

     Voting Agreement and Proxy. Certain of the Holders have also agreed that, during the time the Option Agreement is in effect, each of such Holders shall vote all voting securities of the Company over which such Holder has voting control (i) in favor of the Merger and the Merger Agreement and (ii) against any action or agreement that would impede, interfere with or attempt to discourage the Offer or the Merger, or would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement. Such Holders have agreed, at the request of the Offeror, to execute an irrevocable proxy in favor of the Offeror with respect to such voting securities.

     Purchase of Warrants. The Option Agreement provides that, immediately following the purchase of Shares pursuant to the Offer, the Offeror shall purchase (and the Holders shall sell) all outstanding Warrants held by the Holders, at a purchase price per Warrant in cash equal to the excess, if any, of the Offer Price over the exercise price per Share covered by such Warrant, multiplied by the number of Shares covered by such Warrant. Each Holder shall deliver to the Offeror not less than two business days prior to the expiration of the Offer the Warrants of such Holder and all documents necessary or appropriate to effect such purchase and sale, duly executed by or on behalf of such Holder.

  Noncompetition Agreements

     General. Ben H. Cook, Ray C. Davis and Kelcy L. Warren (the "Individuals") have each entered into Noncompetition Agreements dated as of April 20, 1996, with the Company, which will become effective at the Effective Time.

     Noncompetition. Pursuant to the Noncompetition Agreements, each Individual agrees that he will not, directly or indirectly, for his own account or for the account of others, as an officer, director, stockholder, owner, partner, employee, promoter, consultant, manager, or otherwise, contract, arrange or otherwise participate in any manner in the business of processing or gathering oil, natural gas or natural gas liquids, (x) for three (3) years following the Effective Time with respect to Claiborne, Jackson, Lincoln, Ouachita and Union parishes, Louisiana, (y) for three (3) years following the Effective Time with respect to any processing or gathering opportunity in any area within a 10 mile radius of any existing processing or gathering system or facility of the Company or any of its subsidiaries or any point of any such system or facility as it presently exists, unless the proposed processing or gathering activities do not compete with any existing system or facility of the Company or any of its subsidiaries and the Company and its subsidiaries have no plans to pursue the proposed processing or gathering opportunity, and (z) for eighteen (18) months following the Effective Time with respect to any processing or gathering systems or facilities that will serve production from the Austin Chalk formation in Grimes, Walker, Madison, Trinity, San Jacinto, Polk, Tyler, Angelina, Jasper, Newton, San Augustine and Sabine counties, Texas, or Sabine, Vernon and Rapides parishes, Louisiana; provided, however, that each Individual may own not more than 2% of any class of securities of a publicly traded entity which is engaged in any such business.

     Non-Solicitation. Each individual agrees, for one year following the Effective Time, that neither he nor any entity directly or indirectly controlled by him will interfere with the relationship of the Company or any of its subsidiaries with, or endeavor to employ or entice away from the Company or any of its subsidiaries, any employee of the Company or any of its subsidiaries; provided, however, that the Noncompetition Agreements shall not restrict the Individuals or any entity controlled by any of them from hiring certain specified employees of the Company.

     Gathering System. Each individual has agreed to use his best efforts (without the requirements to expend funds) to cause any persons who may have rights to purchase interests in the Company's Oletha gathering system to irrevocably waive such rights or assign such rights to the Parent, and to take such other action as may be necessary or appropriate to cause such rights to be terminated or to prevent their becoming exercisable. Kelcy L. Warren has agreed to continue to be and actively serve as the President of the Company's Energy Transfer Corporation subsidiary, without compensation, for so long as the Parent may request and at the direction of the Parent, to perform certain specified management functions (the "Required Functions"). Each of the Individuals has agreed to indemnify the Parent, the Company and their affiliates against all losses which may be incurred arising out of Kelcy L. Warren's ceasing to perform the Required Functions for any reason other than death or physical or mental disability, including any losses incurred by reason of the exercise of the purchase rights referred to above.

     New Ventures. If, within three years after the Effective Time, any Individual or any entity directly or indirectly controlled by such Individual, either alone or together with the other Individuals, forms or invests in any venture in the business of processing or gathering of oil, natural gas or natural gas liquids, for which third party equity financing is or has been received or is sought (a "New Venture") (other than warrants or other equity "kickers" granted as a yield enhancement as part of bona fide debt financing arrangements provided by financial institutions whose primary business is providing debt financing), then the Company (or its affiliates) shall have the option to acquire a one-eighth ( 1/8) equity or ownership interest in each such New Venture, free of any promote or override to which the equity interest acquired or to be acquired by the third party may be subject. In addition, if any New Venture in respect of which the Company has exercised the foregoing option intends to issue any equity or ownership interests, the Company will have a right of first offer to acquire such equity or ownership interests.

     Consulting Agreement. Kelcy L. Warren has agreed that, if requested by the Parent prior to the Effective Time, he will enter into a one-year agreement to provide certain consulting services to the Company, for which he will receive a fee of $213,500, payable in 12 monthly installments.

CERTAIN CONFLICTS

     Stock Options. As of the date of filing of this Schedule 14D-9, the current directors and executive officers of the Company as a group hold stock options to purchase an aggregate of 1,037,500 Shares at exercise prices ranging from $1.125 to $2.563 per Share granted under the Stock Option Plan. Currently, under the Option Plan options to purchase 297,000 Shares are currently exercisable at exercise prices ranging from $1.125 to $1.75 per Share. The Stock Option Plan provides that upon a change-of-control of the Company, the outstanding Options shall vest in full and be immediately exercisable in full.

     Employment Agreements. Under the Employment Agreements, the Executives may be entitled to severance benefits due to the Offer and the Merger.

     401(K) Plan. Under the Company's 401(K) Plan, any employee of the Company who is not vested in the employer contributions made by the Company under such Plan shall become vested due to the Offer and the Merger.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) The Recommendation of the Board of Directors.

     The Board of Directors of the Company has, by the unanimous vote of the members of the Board of Directors present and voting at the meeting of the Board held April 20, 1996, called for such purpose, approved the Merger Agreement in substantially the form presented to and reviewed by the Board of Directors of the Company, and the transactions contemplated thereby and recommends that all holders of Shares tender such Shares pursuant to the Offer.

  (b) Background; Reasons for the Recommendation.

     On several occasions in 1995, the Company was approached by parties interested in acquiring the Company. The Company, after evaluating such interests, determined in each case that the Company was not for sale at such time and rejected such interests.

     In February of 1996, due to favorable market and economic conditions (including the price of natural gas) and past interest in the Company, management of the Company decided to explore the possibility of selling the Company or engaging in another transaction. In February of 1996, Ray C. Davis, Chairman, Chief Executive Officer of the Company, and Kelcy L. Warren, President and Chief Operating Officer, went to New York to interview investment banking firms to act as the Company's financial advisor in evaluating any such transaction. In connection with such interviews, such officers obtained informal opinions from such investment banking firms as to the potential value of the Company. On February 26, 1996, the Board of Directors established a special committee to select an investment banking firm to act as financial advisor to the Company. Such committee selected Salomon Brothers Inc ("Salomon Brothers") as the Company's financial advisor.

     In mid-February of 1996, representatives of the Parent requested a meeting with the Company. On March 6, 1996, Robert G. Phillips, the President and Chief Executive Officer of Field Services of the Parent, and David Eargle, the Vice President of Field Services of the Parent, met with Ray C. Davis and Kelcy L. Warren. It was agreed that the Company and the Parent would enter into a confidentiality agreement and the Company would provide confidential information to the Parent. On March 8, 1996, the Company and the Parent entered into a Confidentiality Agreement and the Company provided the Parent with certain confidential information concerning the Company. During the following weeks, the Parent conducted its due diligence review of the Company.

     On March 22, 1996, Robert Phillips, David Eargle and D. Mark Leland of the Parent met with Kelcy L. Warren, Ray Davis and Clarence Mayer, counsel to the Company. At such meeting, Mr. Phillips indicated that, subject to the approval of the Parent's Board of Directors, the completion of the Parent's due diligence and negotiation of definitive merger documents, the Parent was interested in acquiring the Company for between $100 million and $120 million (less debt and negative working capital). Mr. Phillips indicated that the Parent was interested in making a preemptive bid and was not interested in participating in an auction. Ray C. Davis and Kelcy L. Warren informed Mr. Phillips that any bid would have to be close to $120 million to be acceptable to the Board of Directors of the Company and to avoid an auction of the Company.

     On March 26, 1996, Kelcy L. Warren telephoned Robert Phillips and informed him that the Company was interested in proceeding with discussions with the Parent, subject to the transaction being structured as an acquisition of the Company for $120 million in cash (less debt and negative working capital), the Parent performing limited additional due diligence, and the parties proceeding to definitive agreements promptly.

     On March 28, 1996, Robert Phillips called Kelcy Warren to discuss the possible purchase price of the Company. Based on the Parent's preliminary due diligence review, the Parent was, subject to negotiation of definitive merger agreements, Parent Board approval, completion of due diligence and obtaining options from the Company's principal stockholders, willing to acquire the Company for approximately $101 million less debt, negative working capital and expenses or approximately $4.83 per Share. Mr. Warren indicated that such price was too low and thus if that was the Parent's final offer then, the Company would have to pursue an auction. Mr. Phillips then indicated that with more due diligence and time, it might be possible to get to the price desired by the Company. Mr. Warren indicated that the Company would forego an auction for a limited amount of time in order to allow the Parent to complete its due diligence.

     On March 29, 1996, Robert Phillips met with Clarence Mayer, counsel to the Company, to discuss certain structural and timing considerations relating to a possible transaction, including the proposed commitment by the principal stockholders of the Company to sell their Shares to the Parent.

     Between April 2, 1996, and April 5, 1996, representatives of the Parent reviewed the Company's records and conducted due diligence review of the Company. Such representatives met with Messrs. Davis, Warren, Robert L. Cavnar (Chief Financial Officer of the Company), Richard Piacenti (Controller of the Company), and Kelly Jameson (Vice President and General Counsel of the Company). On April 8, 1996, the representatives of the Parent conducted additional due diligence.

     On April 11, 1996, Robert Phillips and Peter H. Blum of Rodman & Renshaw, Inc., investment advisors to the Parent, met with Messrs. Davis, Warren, Clarence Mayer, counsel to the Company, and representatives of Salomon Brothers. During such meeting it was proposed that, subject to the approval of the Parent's Board of Directors, negotiation of definitive merger documents and completion of due diligence, the Parent would acquire the Company at $6.00 per share net to the seller in cash pursuant to a merger agreement and a cash tender offer.

     Between April 11, 1996 and April 20, 1996, the attorneys representing each of the Parent, the Company and the Company's principal stockholders negotiated the terms of the Merger Agreement, the Option Agreement and a form of noncompetition agreement to be signed by each of Ben H. Cook, Ray C. Davis and Kelcy L. Warren (collectively, the "Noncompetition Agreements"). These negotiations focused primarily on the conditions of the Offer and the events which would trigger the Company's obligation to pay a termination fee. As a result of the negotiations, the Parent and the Offeror agreed to narrow or eliminate certain conditions of the Offer, including conditions relating to litigation and representations and warranties (including material adverse changes), and to narrow the circumstances in which termination fees would be payable.

     On April 20, 1996, the Parent offered to acquire the Company for $6.00 per share net to the seller without interest pursuant to the merger documents previously reviewed and negotiated by the Parties.

     On April 20, 1996, the Board of Directors met to consider such proposal and receive the oral report of Salomon Brothers. The Board of Directors had previously received drafts of the Merger Agreement and the proposed Option Agreement and revised final drafts of such agreements marked to show changes from the drafts previously provided to the directors were provided to each member of the Board of Directors. At the meeting, the Company's legal counsel summarized the terms of the Merger Agreement, the Option Agreement and the Non-Competition Agreement.

     Representatives of Salomon Brothers then made a presentation to the Board of Directors and delivered Salomon Brothers' oral opinion, which was confirmed in writing, that, as of April 20, 1996, and based upon and subject to the matters reviewed with the Board of Directors, the $6.00 per Share cash consideration to be received by the holders of the Shares pursuant to the Offer and the Merger contemplated by the proposed Merger Agreement is fair, from a financial point of view, to such holders. A copy of the written opinion rendered by Salomon Brothers to the Board of Directors is attached hereto as Exhibit 7 and is incorporated by reference. STOCKHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY.

     The Board of Directors of the Company also discussed whether to accept the Parent's offer or to conduct an auction of the Company. The Board of Directors believed, taking into account advice from Salomon Brothers, that while it was possible that an auction could result in a higher price for the stockholders of the Company, there was a risk that a lower price could result from an auction if the Parent did not participate. In addition, concern was expressed by the Company's Board of Directors that an auction would be very disruptive to the operations of the Company. The Board of Directors also considered the fact that the Parent had completed its due diligence review and an auction would involve delays due to any due diligence by other bidders. Given the risk that an auction could cause the Parent to withdraw its offer, the Board of Directors elected to proceed with the consideration of the Parent's offer without an auction.

     The Board then analyzed and discussed the possible Offer, the proposed Merger Agreement, and the modifications to be made or previously made to the options, benefit plans and related agreements. Following extensive discussion and consideration, the Board, by unanimous vote of all directors present, determined (i) to approve the terms of the Option Agreement (including exempting such agreement from the provision of Section 203 of the Delaware General Corporation Laws and Article Eleven of the Company's Restated Certificate of Incorporation); (ii) that the consideration contemplated to be received by the holders of the Shares pursuant to the proposed Merger Agreement is fair from a financial point of view to the holders of Shares, and that the Offer and the Merger contemplated by the proposed Merger Agreement are fair and in the best interests of the Company and its stockholders and that the Offer and the Merger will directly benefit the Company and its stockholders, (iii) to approve and consent to the proposed Offer and Merger contemplated by the proposed Merger Agreement, (iv) to authorize the execution and delivery of the proposed Merger Agreement, and (v) to recommend that the Company's stockholders accept the proposed Offer, if and when initiated, and approve and adopt the proposed Merger contemplated by the Merger Agreement.

     In approving the proposed Merger Agreement and the transactions contemplated thereby and recommending that all holders of Shares tender such Shares pursuant to the Offer, the Board of Directors considered a number of factors, including:

          (i) the terms of the Merger Agreement;

          (ii) the financial condition, results of operations, business and prospects of the Company, and current industry economic and market conditions;

          (iii) that the $6.00 per Share price in the Offer represented (a) a premium of approximately 25% over the closing price of the Shares on April 19, 1996 (the day prior to the meeting), and (b) a premium of approximately 166% over the closing price of the Shares on December 29, 1995.

          (iv) the opinion of Salomon Brothers delivered at the Board meeting on April 20 to the effect that, as of such date and based upon and subject to the matters reviewed with the Board, the $6.00 per Share cash consideration to be received by the holders of the Shares was fair from a financial point of view to such holders;

          (v) the Board of Director's belief that while an auction could result in a higher price, there was a risk that a lower price could result from an auction if the Parent did not participate in such auction and the fact that the Parent had indicated that it would withdraw its offer in the event of an auction;

          (vi) the limited number of conditions to the obligations of Parent and Offeror to consummate the Offer and the Merger, including the fact that the Offer is not conditioned on financing;

          (vii) the fact that holders of 50.3% of the outstanding shares of Common Stock, warrants and stock options were willing to execute the Option Agreement and the effects that the Option Agreement would have on any subsequent offers;

          (viii) the reasonableness of the fee and expense reimbursement requirements described in Section 9.5 of the Merger Agreement, which were a condition to the Offer; and

          (ix) the fact that the Merger Agreement, while not permitting the Company to solicit or initiate discussions with other prospective purchasers, permits the Company to furnish information to, and negotiate or participate in discussions with, any third party if required by the fiduciary duties of its directors after consulting with outside counsel to the Company;

     The Board of Directors did not assign relative weights to the foregoing factors or determine that any factor was of more importance than other factors. Rather, the Board of Directors viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     On March 4, 1996, the Company and Salomon Brothers entered into a letter agreement (the "Engagement Letter"), pursuant to which the Company retained Salomon Brothers on an exclusive basis to render financial advisory and investment banking services to the Company in connection with a possible sale, merger or other business combination involving the Company, and to render a fairness opinion with respect to the consideration to be received in the transaction.

     Under the terms of the Engagement Letter, the Company will pay Salomon Brothers a fee based on the amount received by the Stockholders of the Company in any transaction. The Offer and the Merger, will if consummated, result in the stockholders of the Company (including the holders of Warrants and Stock Options) receiving approximately $94 million, which would result in a fee of approximately $1.651 million to Salomon Brothers. In addition, the Engagement Letter provides that the Company will reimburse Salomon Brothers for its reasonable out-of-pocket expenses and will indemnify Salomon Brothers against certain liabilities in connection with its services, including liabilities arising under the federal securities laws.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) The holders of approximately 50.3% of the outstanding shares of Common Stock, warrants and options on a fully diluted basis (the "Holders") have granted an option to the Offeror to acquire such holders' shares of Common Stock, warrants and stock options. Pursuant to such Option Agreement, the holders have agreed to tender all of the shares of Common Stock into the Offer. The Holders include 7 members of the Board of Directors, the Chairman and Chief Executive Officer, the President, the Chief Financial Officer and General Counsel of the Company.

     (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, each executive officer, director, affiliate and subsidiary of the Company currently intends to tender all Shares to Offeror which are held of record or beneficially by such person or over which he, she or it has sole dispositive power. Pursuant to the Option Agreement, each of the Holders have agreed to tender their shares of Common Stock into the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     (A) DGCL 203.

     Section 203 of DGCL purports to regulate certain business combinations of a corporation organized under Delaware law, such as the Company, with a stockholder beneficially owning 15% or more of the voting stock of such corporation after the date the relevant person or entity first becomes a 15% stockholder. Section 203 provides that the corporation shall not engage for a period of three years in any business combination with such a stockholder without approval of the holders of two-thirds of the outstanding shares (other than the shares owned by the 15% stockholder), with certain exceptions, including (i) prior approval by the Board of Directors of the Corporation, either of the business combination or the transaction which results in a stockholder becoming a 15% stockholder, or (ii) the ownership by the 15% stockholder of at least 85% of the outstanding voting shares of the corporation, exclusive of shares acquired in a transaction not approved by the Board of Directors. The Company's Board of Directors has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and therefore, Section 203 of the DGCL is inapplicable to the Option Agreement, the Offer and the Merger.

     (B) 382 RESTRICTIONS.

     Article Eleventh of the Company's Restated Certificate of Incorporation provides a "5% Ownership Limitation," effective until December 2, 1996 (or until such earlier date as shall be determined by the Board of Directors), which provides that no person who beneficially owns, directly or indirectly, five percent or more of the total fair market value of the stock of the Company that may be issued pursuant to the amended and Restated Certificate of Incorporation of the Company, or who, upon the purchase of any shares of Common Stock, would beneficially own, directly or indirectly, five percent or more of the total fair market value of the stock of the Company (a "5% Holder"), may sell or purchase any Shares or any option, warrant or other right to purchase or acquire Shares or any securities convertible into or exchangeable for Shares, except as authorized by the Directors, subject to the waiver or modification of this restriction by the holders of a majority of the outstanding Shares. The purpose of the 5% Ownership Limitation is to reduce the risk that any change in the stock ownership may jeopardize the preservation of the Company's federal income tax attributes for purposes of Section 382 of the Internal Revenue Code of 1986 ("IRC Section 382"). However, the implementation of the 5% Ownership Limitation may also have the effect of impeding an attempt to acquire a significant or controlling interest in the Company and, as a practical matter, may make it virtually impossible for a 5% Holder to pledge such securities on margin.

     Any 5% Holder who proposes such a transfer of shares of Common Stock must, prior to the date of the proposed transfer, request in writing (a "Request") that the Directors or the Transfer Review Committee (as defined in Article Eleventh of the Company's Restated Certificate of Incorporation) of the Board of Directors or the Transfer Review Officer (as defined in Article Eleventh of the Company's Restated Certificate of Incorporation) review and authorize the proposed transfer. A Request must be delivered to the Chief Executive Officer of the Company and must include (i) the name, address and phone number of the 5% Holder, (ii) a description of the Shares proposed to be transferred by or to the 5% Holder, (iii) the date of the proposed transfer, (iv) the name of the transferor and transferee of such Shares, and (v) a request that the Board of Directors of the Company or the Transfer Review Committee of the Board of the Transfer Review Officer authorize, if appropriate, the transfer by or to the 5% Holder. If the 5% Holder seeks to sell Shares, within five business days of receipt by the Chief Executive Officer of a request, then either a meeting of the Board of Directors of the Company or the Transfer Review Committee shall be held to, or the Transfer review Officer shall, determine whether to authorize the proposed transfer described in the Request. If the 5% Holder seeks to purchase Shares, at the next regularly scheduled meeting of the Board of Directors of the Company following the fifth business day after receipt by the Chief Executive Officer of a Request, either the Board of Directors of the company or the Transfer Review Committee will meet to, or the Transfer Review Officer shall, determining whether to authorize the proposed transfer described in the Request. In any case, the Board of Directors of the Company or the Transfer Review Committee or the Transfer Review Officer shall conclusively determine whether to authorize the proposed transfer and shall immediately inform such 5% Holder of such determination.

     The Board of Directors of the Company must authorize a transfer by or to a 5% Holder if that transfer will not jeopardize the Company's preservation of its federal income tax attributes pursuant to IRC Section 382. In this regard, any transfer by or to a 5% Holder will be deemed to jeopardize the Company's ability to utilize its federal income tax attributes pursuant to IRC Section 382 if the percentage of the total fair market value of Shares owned by one or more 5% Holders has increased such that the transfer would cause an ownership change during the testing period provided in the IRC Section 382(i) and ending on the date of that transfer.

     The Company's Board of Directors has approved the Option Agreement, the Merger Agreement, the Offer and the Merger and have exempted such transactions from the provisions of Article Eleventh of the Company's Restated Certificate of Incorporation and therefore such Article and provisions are not applicable to the Option Agreement, the Offer or the Merger.

     (C) INFORMATION STATEMENT.

     The Information Statement required by Section 14(f) and Rule 14(f)-1 of the Exchange Act will be furnished separately to stockholders in connection with the possible designation by Offeror, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBIT NO.
     -----------
        99.1           -- Agreement and Plan of Merger dated April 20, 1996 among Cornerstone
                          Natural Gas, Inc., El Paso Natural Gas Company and The El Paso
                          Company.*

        99.2           -- Option Agreement dated April 20, 1996, by and among the Parent, the
                          Offeror and certain Holders of Shares of common Stock, Options and
                          Warrants*

        99.3           -- Non-Competition Agreement dated April 20, 1996 between Cornerstone
                          Natural Gas, Inc. and Ben H. Cook*

        99.4           -- Non-Competition Agreement dated April 20, 1996 between the
                          Cornerstone Natural Gas, Inc. and Ray C. Davis.*

        99.5           -- Non-Competition Agreement dated April 20, 1996 between the
                          Cornerstone Natural Gas, Inc. and Kelcy Warren*

        99.6           -- Joint Press Release issued on April 22, 1996*

        99.7           -- Opinion of Salomon Brothers Inc dated April 20, 1996

        99.8           -- Employment Agreement between the Cornerstone Natural Gas, Inc. and
                          Robert L. Cavnar dated as of January 1, 1996*

        99.9           -- Employment Agreement between the Cornerstone Natural Gas, Inc. and
                          Jim S. Holotik dated as of January 1, 1996*

        99.10          -- Employment Agreement between the Cornerstone Natural Gas, Inc. and
                          William P. Williams dated as of January 1, 1996*

        99.11          -- Employment Agreement between the Cornerstone Natural Gas, Inc. and
                          Richard W. Piacenti dated as of January 1, 1996*

        99.12          -- Employment Agreement between the Cornerstone Natural Gas, Inc. and
                          Kelly J. Jameson dated as of January 1, 1996*

        99.13          -- Letter dated April 26, 1996 from Ray C. Davis, Chairman and Chief
                          Executive Officer of Cornerstone Natural Gas, Inc. to the
                          Stockholders of Cornerstone Natural Gas, Inc. concerning the Offer.

- ---------------

* Not included in copies mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            CORNERSTONE NATURAL GAS, INC.

                                            By:       /s/  RAY C. DAVIS
                                               -------------------------------
                                            Name: Ray C. Davis
                                            Title:  Chairman of the Board and
                                                Chief Executive Officer
Date: April 26, 1996

                               INDEX TO EXHIBITS

     EXHIBIT NO.
     -----------
        99.1           -- Agreement and Plan of Merger dated April 20, 1996 among Cornerstone
                          Natural Gas, Inc., El Paso Natural Gas Company and The El Paso
                          Company.*

        99.2           -- Option Agreement dated April 20, 1996, by and among the Parent, the
                          Offeror and certain Holders of Shares of common Stock, Options and
                          Warrants*

        99.3           -- Non-Competition Agreement dated April 20, 1996 between Cornerstone
                          Natural Gas, Inc. and Ben H. Cook*

        99.4           -- Non-Competition Agreement dated April 20, 1996 between the
                          Cornerstone Natural Gas, Inc. and Ray C. Davis.*

        99.5           -- Non-Competition Agreement dated April 20, 1996 between the
                          Cornerstone Natural Gas, Inc. and Kelcy Warren*

        99.6           -- Joint Press Release issued on April 22, 1996*

        99.7           -- Opinion of Salomon Brothers Inc dated April 20, 1996

        99.8           -- Employment Agreement between the Cornerstone Natural Gas, Inc. and
                          Robert L. Cavnar dated as of January 1, 1996*

        99.9           -- Employment Agreement between the Cornerstone Natural Gas, Inc. and
                          Jim S. Holotik dated as of January 1, 1996*

        99.10          -- Employment Agreement between the Cornerstone Natural Gas, Inc. and
                          William P. Williams dated as of January 1, 1996*

        99.11          -- Employment Agreement between the Cornerstone Natural Gas, Inc. and
                          Richard W. Piacenti dated as of January 1, 1996*

        99.12          -- Employment Agreement between the Cornerstone Natural Gas, Inc. and
                          Kelly J. Jameson dated as of January 1, 1996*

        99.13          -- Letter dated April 26, 1996 from Ray C. Davis, Chairman and Chief
                          Executive Officer of Cornerstone Natural Gas, Inc. to the
                          Stockholders of Cornerstone Natural Gas, Inc. concerning the Offer.

- ---------------

* Not included in copies mailed to stockholders.